MTHE MAGRI LAW FIRM, PLLC

(A New York Professional Limited Liability Company)

Philip Magri, Esq.*#	11 Broadway, Suite 615
New York, NY 10004
T: (646) 502-5900
F: (646) 836-9200
pmagri@magrilaw.com
www.magrilaw.com

*Licensed in NY (Registration No: 2741619)

#Licensed in FL (Registration No: 0103350)

July 15, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spirgel – Assistant Director

Re:	Pan Global, Corp.
Amendment No. 1 to Form 8-K
Filed June 19, 2013
File No. 333-167130

Dear Mr. Spirgel:

Below please find the Company’s responses to the comments contained in your letter, dated June 28, 2013, in connection with the above-captioned matter.

Please be advised that the Company has filed Amendment No. 2 to the Form 8-K with the Commission today via EDGAR.

Do not hesitate to contact me if you have any questions or comments regarding this matter. Thank you for your time and assistance.

Very truly yours,

/s/ Philip Magri

Item 5.06 Change in Shell Company Status

1.	We note your response to comment 1 from our letter dated May 29, 2013 and reissue. We note that you received revenues from consulting services as reported at the three months ending March 31, 2012. Based on your current disclosure it appears that you continue to have nominal operations. Furthermore, your balance sheet as of March 31, 2013 reflects an absence of both cash and cash equivalents, and assets. Please revise to indicate you remain a shell company.

RESPONSE:

We respectfully submit that the Company is not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934; but rather a start-up company which the Commission explicitly differentiates in Footnote 172 to SEC Release 33-8869 regarding Rule 144(i)(1)(i).

In adopting the definition of shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the SEC stated,

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, the threshold of what is “nominal” is, to a large degree, subjective and based on the facts and circumstances of each individualized case.

As the Company has disclosed in the Form 8-K/A, it is actively in the process of implementing its business plan. In June 2013, two employees who had been informally working with the Company’s CEO joined the Company. As disclosed in the Amendment No. 2 to the Form 8-K/A, in July 2013, the Company entered into a Consulting Agreement with Dr. Amanjit Josan, pursuant to which Dr. Josan is working as a consultant with the Company. Pursuant to the Consulting Agreement, Dr. Josan has agreed to provide us, as we reasonably and specifically request, certain strategic and corporate consulting services, including but not limited: (i) assessing the feasibility of starting a greenhouse business in India, with a focus in Punjab, to begin with and providing general advice on how the Company should launch a greenhouse business in India; (ii) assisting with business development; (iii) reporting as to developments concerning the industry which may be relevant or of interest or concern us;and (iv) developing strategic planning issues. The Consulting Agreement contemplates that to a significant degree that these services shall be performed through the undertaking by Dr. Josan of various facility and site visits to Punjab, India and consulting with field and academic experts. The initial term of the Consulting Agreement is six months. Thereafter, the Consulting Agreement may be terminated by either the Company or Dr. Josan at any time, with or without cause. In consideration for services rendered by Dr. Josan to the Company, we have agreed to pay Dr. Josan $7,500 based on a travel schedule to be agreed upon us and Dr. Josan. While we undertake the planning process of our greenhouse operations, we intend to finalize the terms of an employment agreement with Dr. Josan pursuant to which we employee Dr. Josan as the manager of our greenhouse facility and operations.

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The Company respectfully submits that its operations are more than just “nominal.” As the SEC points out in the Release, there are no established quantitative thresholds to determine whether a company’s operations are “nominal;” but rather it is a case-by-case subjective analysis aimed to prevent the potential serious problem of allowing scheming promoters and affiliates thereof to easily evade the definition of a shell company and intent of the rule. In Footnote 32 to the Release, the SEC expounds it rationale for declining to quantitatively define the term “nominal” regarding shell companies:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

In the Company’s situation, the Company’s management, employees and consultant have been working diligently to implement the Company’s core business strategy, including but not limited to, meeting with legal and financial advisors and manufacturers in America and India. Also, as disclosed in Amendment No. 2 to the Form 8-K, since June 2013, the Company has been providing consulting services to a new client located in India regarding business strategy and technology implementation in connection with certain solar photovoltaic and mini hydro projects in India; and the Company has been invoicing the client on an as-incurred basis. To date, the Company has billed the client an aggregate of $10,000 in consideration for services rendered.The Company respectfully submits that its operations are more than “nominal” and that it does not fall within the class of companies which the SEC was aiming to prevent in Footnote 32 to the Release.

Current Business Development, page 3

Greenhouse Operations, page 3

2.	We note your response to comment 3 from our letter dated May 29, 2013 including your disclosure on page 3. Please revise this heading and the disclosure under this heading to make clear that you are currently in the planning stages of a greenhouse operation and, even with an executed lease, the planned infrastructure is not yet operational.

RESPONSE:

We have amended the heading to read “Planned Greenhouse Operations” and have added the following sentence at the end for the first paragraph in this section: “Our greenhouse operations are the planning stage and, even with an executed lease, the planned infrastructure is not yet operational.”

Current Team, page 4

3.	We note that you have “engaged” an individual to work with the company on developing a plan for greenhouse operations. Further, we note on page 3 that you have “verbally engaged” this person. Please revise your disclosure to state clearly whether this individual is an employee or state clearly what employment arrangement is in place

RESPONSE:

We have amended the disclosure to state that on July 2, 2013, we engaged the individual to work with the Company as a consultant to assist us in developing a plan for our greenhouse operations in India. We have also revised the disclosure to state that while we undertake the planning process of our greenhouse operations, we intend to finalize the terms of his employment agreement whereby we will employee this individual to serve as the manager of our greenhouse facility and operations. We have also filed the consulting agreement as Exhibit 10.1 to the Amendment No. 2.

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Business Model, page 5

3. Infrastructure, page 5

4.	Please disclose what compensation you will be providing to the “major greenhouse equipment supplier based in North America” in exchange for providing advice related to your planned greenhouse operations, and also executive management recruiting.

RESPONSE:

We have revised the disclosure to include the following:

The planning for this operation is being undertaken in conjunction with a major greenhouse equipment supplier based in North America who is advising us and who has also assisted us with identifying Dr. Amanjit Singh Josan, a management executive with experience in greenhouse grow operations and who is currently serving as a consultant to the Company pursuant to a Consulting Agreement, dated July 2, 2013, between Pan Asia and Dr. Josan. Once our greenhouse operations commence, we intend to employ Dr. Josan as the manager of our greenhouse facility and operations in Punjab, India. The North American greenhouse supplier has not received, nor have we agreed to pay them, any consideration for services or advice rendered to us. They are working with us in order to establish a future customer relationship in the event we need a supplier for our greenhouse facility, but no written or verbal commitments have been made by either party.

Need for any Government Approval of Products or Services, page 9

5.	We note your response to comment 13 from our letter dated May 29, 2013 including revisions. Please revise your filing to include the information required by Item 101 of Regulation S-K regarding the effect of existing or probable governmental regulation on the company. We note, for example, that you are subject to the reporting requirements under the federal securities laws and your Risk Factor disclosure on page 15. Similarly, revise your disclosure to include discussion of “tax rules and regulations” as applicable.

RESPONSE:

We have revised the disclosure to include information regarding our reporting requirements under the federal securities laws and tax rules and regulations.

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ACKNOWLEDGMENT

I, Bharat Vasandani, the Chief Executive Officer and Chief Financial Officer of Pan Global, Corp., a Nevada corporation (the “Company”), hereby acknowledge the following regarding Amendment No. 2 to the Form 8-K originally filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on May 2, 2013 pursuant to the Securities Exchange Act of 1934, as amended (the “Filing”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 15th day of July 2013.

PAN GLOBAL, CORP.

By:	/s/ Bharat Vasandani
Name:	Bharat Vasandani
Title:	Chief Executive Officer
Chief Financial Officer
(Principal Executive Officer)
(Principal Financial and Accounting Officer)

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